April 6, 2005



Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

        RE:        White River Capital, Inc.
                   Combined Registration Statement on Form S-1 and S-4

Dear Ladies and Gentlemen:

     On behalf of White River Capital, Inc. ("White River") and under the Securities Act of 1933 (the "1933 Act"), we hereby file with you a combined Registration Statement on Form S-1 and Form S-4 providing for the registration under the 1933 Act of shares of common stock, without par value, of White River, to be issued by White River -

     o    in an exchange  offer for the  outstanding  shares of common  stock of
          Union  Acceptance  Corporation  ("UAC"),   resulting  in  White  River
          becoming the parent holding company of UAC; and

     o in a subscription offering to shareholders of UAC (who will become shareholders of White River following the share exchange) and certain standby purchasers to provide funding for the acquisition by White River of Coastal Credit, LLC ("Coastal Credit") and for the other purposes described in the registration statement.

     We provide the following information for clarification:

     White River. White River is an Indiana corporation recently incorporated by UAC for the purpose of completing the transactions described in the registration statement. White River has no independent operations.

     Combined Registration Statement. White River and UAC determined to use a combined Registration Statement on Form S-1 (for the shares to be registered in connection with the subscription offering) and Form S-4 (for the shares to be registered in connection with the share exchange) to assist UAC shareholders in understanding the terms of each offering and their interrelationship as a series of transactions in a restructuring transaction designed to create White River as a new holding company and the parent company of both UAC and Coastal Credit. We discussed this approach with a member of the Commission staff (Andrew Brady) several months ago, who


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Securities and Exchange Commission
April 6, 2005
Page 2


confirmed that the staff would not object if White River used a combined S-1/S-4 registration statement for this transaction based on the facts presented. Mr. Brady also advised us that the registration statement should be filed via EDGAR as a Form S-1.

     Filing Fee. Pursuant to Rules 457(p) and 405 under the 1933 Act, the full amount of the registration fee of $4,703.65 due for the registration statement is offset by $4,703.65 of the registration fee previously paid by UAC Securitization Corporation, a wholly-owned subsidiary of UAC, under Registration Statement No. 333-42046, which was initially filed on July 21, 2000 and under which a significant portion of the securities registered remain unsold. Rule 457(p) requires that the subsequent registration statement be filed by the same registrant, or a successor, majority-owned subsidiary or parent of the registrant. White River should currently be deemed a "subsidiary" of UAC for purposes of Rule 457(p). White River has no outstanding securities, and, therefore, UAC does not own any securities of White River. However, White River was incorporated by UAC management, and UAC directs the management and policies of White River. The board members of White River are the same persons as the board members of UAC. Alternatively, White River can be considered the parent of UAC for purposes of Rule 457(p). White River will become the parent of UAC upon effectiveness of the share exchange described in the registration statement.

     Accounting Issues. In preparation for filing the registration statement, UAC worked with the Commission's Office of the Chief Accountant to obtain pre-clearance of certain accounting issues, in particular its accounting for long-term liabilities upon and after emergence from bankruptcy and its determination that neither the overall operations of UAC nor the servicing operations of UAC would be required to be presented as discontinued operations. UAC intends to submit, promptly after this filing, an additional pre-clearance request seeking concurrence with its and its independent auditors' application of purchase accounting principles to the acquisition of Coastal Credit.

     Timing of Subscription Offering. Upon filing of the registration statement, White River will commence communications with potential standby purchasers by use of the preliminary proxy statement/prospectus. After the registration statement is declared effective, White River will deliver final proxy statements/prospectuses (together with the form of standby purchase prospectus supplement included in the registration statement) to potential standby purchasers and plans to obtain commitments from standby purchasers. White River will then prepare and file an amended final proxy statement/prospectus, disclosing the participation of standby purchasers, which amended form will be mailed to UAC shareholders.


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Securities and Exchange Commission
April 6, 2005
Page 3


     Thank you for your attention to this matter. Please contact Mark R. Ruh, President of White River and UAC, at (858) 759-6042 (telephone) or (858) 756-8301 (facsimile), or the undersigned with any questions.

                                   Sincerely,

                                   /s/ Eric R. Moy

                                   Eric R. Moy